JENNIFER CONVERTIBLES, INC.

419 CROSSWAYS PARK DRIVE

WOODBURY, NY 11797

516-496-1900

May 3, 2007

Mr. Robert Babula

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:      Jennifer Convertibles, Inc.

            Form 10-K, for the year ended August 26, 2006

            File No. 1-9681

Dear Mr. Babula:

As discussed, this confirms that our deadline to respond to your comment letter to us dated April 17, 2007 has been extended to May 16, 2007.

Should you have any questions, please do not hesitate to contact us.

Sincerely,

JENNIFER CONVERTIBLES, INC.

By: /s/    Harley J. Greenfield

Harley J. Greenfield, Chief Executive Officer